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                                                               EXHIBIT (a)(1)(L)


FOR IMMEDIATE RELEASE
MARCH 28, 2000


               LIBERTY MEDIA SUCCESSFULLY COMPLETES TENDER OFFER
                            FOR ASCENT ENTERTAINMENT

ENGLEWOOD, Colorado - Liberty Media Corporation (NYSE: LMG.A, LMG.B) announced today that it has successfully completed its cash tender offer to acquire all outstanding shares of Ascent Entertainment Group, Inc. (Nasdaq: GOAL).

The offer expired, as scheduled, at 12:00 Midnight (New York City time) on March 27, 2000. Based on preliminary information provided by The Bank of New York, the depositary for the offer, approximately 25.3 million shares of Ascent common stock (including approximately 690,000 shares subject to guarantees of delivery within the next three days) were validly tendered and not withdrawn pursuant to the offer. This represents approximately 85% of the outstanding shares of Ascent common stock. Liberty Media has accepted for payment all such shares tendered at the tender offer price of $15.25 per share. Liberty Media will make payment for all shares validly tendered and not withdrawn as soon as reasonably practicable and expects that such payments will commence within approximately one week.

Liberty Media plans to acquire the remaining Ascent shares through a merger in which each share of Ascent common stock will be converted into the right to receive $15.25 in cash and following which Ascent will become an indirect wholly owned subsidiary of Liberty Media. Liberty Media expects to complete the merger during the second quarter.

Liberty Media holds interests in a broad range of video programming, communications, technology and Internet businesses in the United States, Europe, South America and Asia.


CONTACT:

Vivian Carr
877-772-1518